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                                  Exhibit 11.0
                        Calculation of Earnings per Share

(In thousands, except for per share data, adjusted for the four for three stock split on August 24, 2001)

                                                                      December 31,
                                                             2001       2000        1999
                                                             ----       ----        ----
Weighted Average shares Outstanding                         2,990       3,049      3,066

Common Stock Equivalents                                       --          --        --

Average Common Shares and Equivalents, Fully Diluted        2,990       3,049      3,066

Net income ($000)                                          $  506      $  972     $  690

Basic Earnings per Share                                   $ 0.17      $ 0.32     $ 0.22

Diluted Earnings per Share                                 $ 0.17      $ 0.32     $ 0.22